

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 18, 2016

Tsai Ko
Chief Executive Officer
Longbau Group, Inc.
No.100-11, Sec. 1, Zhongqing Rd.,
North Dist., Taichung City 404
Taiwan (R.O.C.)

> **Re: Longbau Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed April 14, 2016**
> **File No. 333-194583**

Dear Mr. Ko:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Carlos Pacho for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications